News Release

Trading Symbols:	TSX: SEA	FOR IMMEDIATE RELEASE
	NYSE: SA	August 15, 2019

Seabridge Gold Announces Snowstorm Drill Program Underway
Testing for Getchell-style high grade gold potential on trend with Turquoise Ridge Mine

Toronto, Canada... Seabridge Gold (TSX: SEA, NYSE:SA) announced today that it has initiated exploration drilling at its 100%-owned Snowstorm Project in Northern Nevada. A 7,000 meter drilling campaign is slated with pre-collar reverse circulation drilling to the Paleozoic surface followed by completion with diamond core drilling to target depths.

Targeting concepts are based on analogy to the Turquoise Ridge/Twin Creeks type of high-grade gold systems along the continuation of the Getchell Trend under thin volcanic rock cover. Twin Creeks and Turquoise Ridge are respectively located about 6 and 15 kilometers southwest of Snowstorm (see Map 1 below) with Turquoise Ridge reporting remaining reserves of 9.1 million ounces grading 13.0 g/T gold and Twin Creeks, 3.2 million ounces grading 1.9 g/T gold.

Rudi Fronk, Chairman and CEO of Seabridge Gold, commented: “We are very excited to begin drilling Snowstorm. Our team has systematically employed multiple disciplines to confirm many of the identifying features required for the emplacement of a Getchell-style gold deposit. Our next step is to generate drill data that will enable us to vector towards areas with potential for a significant discovery. We are confident the stratigraphic setting is right and we can observe the effects of hydrothermal fluids consistent with Getchell-style gold deposits. Our focus now is to drill structural/stratigraphic intersections where these features come together.”

Approximately 7 to 10 coincident structural and stratigraphic targets will be tested. This initial program is expected to provide enough information to refine targeting for subsequent exploration including further geophysical surveys and drilling.

Considerable historical information has been integrated with an array of newly collected data. Ordovician carbonate rock units found in drill holes on the property are part of a sedimentary rock package that accumulated at the base of an offshore seamount, as at Turquoise Ridge and Twin Creeks. In Getchell-style deposits, regional and local deformation provided the required permeability for hydrothermal fluids that dissolved the carbonate rocks, precipitating high concentrations of the most mobile pathfinder elements but only minor amounts of less mobile gold which remained in close proximity to the permissive structures. A Controlled Source Audiomagnetotellurics (CSAMT) survey and a natural source Magnetotelluric (MT) survey have identified the continuation of the favorable Getchell Trend structures onto the Snowstorm property and into the sedimentary package. Historical drilling was generally 400 to 600 meters from the favorable structures.

Exploration activities by Seabridge at the Snowstorm are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release.

Map 1

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the proposed drilling data enabling the Company to vector, or refine its targeting, towards higher potential areas; (ii) the stratigraphic setting being right for a Getchell-style gold deposit; and (iii) the historic geological processes at the Project resulting in gold remaining in close proximity to the dissolved carbonate rocks, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, discontinuity or otherwise unexpected geology at the Project, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD
"Rudi P. Fronk"
Chairman & CEO

For further information please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release